NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING WAVE MOTION LAUNCH CORPORATION'S FUNDRAISING CAMPAIGN OFFERING 2022 CROWDFUNDING SPV CONVERTIBLE PROMISSORY NOTES (SUCH CAMPAIGN, THIS "*OFFERING*").

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "*SEC*," AND SUCH OFFERING STATEMENT, THE "*FORM C*"), THE FORM C DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THIS NOTE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY SV PORTAL LLC (THE "*INTERMEDIARY*"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET FORTH IN SECTION 5(F) OF THIS NOTE SUBSCRIPTION AGREEMENT. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS NOTE SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY EACH SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THIS NOTE SUBSCRIPTION AGREEMENT, THE FORM C, OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "*OFFERING MATERIALS*"), ANY COMMUNICATIONS FROM THE COMPANY, OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT, AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE(S) ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE(S) OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTIONWITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN THE OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER, TO MODIFY, AMEND, AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE(S). NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES WILL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE(S).

TO: Wave Motion Launch Corporation
        CF SPV, LLC
        c/o Wave Motion Launch Corporation
        5129 Evergreen Way, Ste. D#513
        Everett, WA 98203
        Attention: James Penna

Ladies and Gentleman:

1.   <u>Note Subscription</u>.

        (a)   *The Securities; The Company and Crowdfunding Issuer.* The undersigned ("***Subscriber***" or "***Subscribers***," as applicable) hereby subscribes for and agrees to purchase security interests of Wave Motion Launch Corporation CF SPV, LLC, a Delaware limited liability company (the "***Company***," and such security interests, the "***Securities***"), upon the terms and conditions set forth in this Note Subscription Agreement, dated [DATE] (this "***Agreement***"). The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from Wave Motion Launch Corporation, a Washington corporation ("***Crowdfunding Issuer***," together with the Company and Subscriber, the "***Parties***," and each, a "***Party***"). The Securities being subscribed for under this Agreement constitute limited liability company membership interests of the Company which relate to Series 2022 Crowdfunding SPV Convertible Promissory Notes issued by the Crowdfunding Issuer ("***Convertible Notes***") on a one-to-one basis. The rights of the Securities are set forth in the Limited Liability Operating Agreement of the Company (the "***Operating Agreement***") and any description of the Securities that appears in the Offering Materials is qualified in its entirety by the Operating Agreement.

        (b)   *Investment Information.* By executing this Agreement, Subscriber acknowledges that Subscriber has received this Agreement, a copy of the Form C, and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement.

        (c)   *Management of the Company.* Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

        (d)   *Subscription for the Securities.* This Subscription may be accepted or rejected in whole or in part, at any time prior to the applicable Closing Date, by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company shall notify Subscriber whether Subscriber's subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder will terminate.

1

(e)   *The Offering*. The aggregate value of Securities sold will not exceed $1,235,000 (the "***Oversubscription Offering***"). The Company may accept subscriptions until April 30, 2023 (the "***Termination Date***"). Provided the Company receives $100,000 worth of subscriptions in the aggregate from this Offering (such amount, the "***Minimum Offering***"), the Company may elect at any time to close all or any portion of this Offering, on various dates at or prior to the Termination Date (each such date, a "***Closing Date***").

(f)   *Rejection of Subscription*. In the event of the Company's rejection of Subscriber's subscription in its entirety, or in the event the sale of the Securities (or any portion thereof), pursuant to this Agreement, is not consummated for any reason, this Agreement will terminate and have no force or effect.

2.   <u>Joinder to Operating Agreement</u>. By executing this Agreement, Subscriber will become a party to the Operating Agreement as a member of the Company holding the Securities.

3.   <u>Purchase Procedure</u>.

(a)   *Payment*. The Subscriber shall pay the purchase price of the Securities by transfer of immediately available funds to the Escrow Agent (as defined below) or other means approved by the Company prior to the applicable Closing Date (as defined below), in the amount set forth in the signature page of this Agreement (such amount, the "***Purchase Price***"), and otherwise in accordance with the Intermediary's payment processing instructions. The Subscriber shall make such payment simultaneously with the execution and delivery to the Company of the signature page of this Agreement. Such signature and delivery may occur through electronic means.

(b)   *Escrow Arrangements*. Subject to <u>Section 3(a)</u>, the escrow agent appointed by the Intermediary (the "***Escrow Agent***") will receive Subscriber's payment for the Securities prior to the applicable Closing Date. Upon receipt of such payment, the Escrow Agent will release to the Crowdfunding Issuer all funds constituting such payment. The Company shall maintain the number of Securities owned by the Subscriber in the books and records of the Company. Such books and records will bear a notation that the Securities were sold in reliance upon Section 4(a)(6) of the Securities Act ("***Regulation Crowdfunding***").

4.   <u>Representations and Warranties of the Company and Crowdfunding Issuer</u>.

The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the representations and warranties in this <u>Section 4</u> are true and complete in all material respects as of the applicable Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual will be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. For purposes of this Agreement, the Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   *Organization and Standing*. The Crowdfunding Issuer is a corporation duly formed, validly existing, and in good standing under the laws of the State of Washington. The Company is a limited liability company duly formed, validly existing, and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   *Eligibility of the Company and Crowdfunding Issuer Under Regulation Crowdfunding*. The Company and the Crowdfunding Issuer are eligible to make this Offering under Regulation Crowdfunding and the rules promulgated under the Securities Act by the SEC.

(c)   *Issuance of the Securities*. The issuance, sale, and delivery of the Securities to the Subscriber under this Agreement have been authorized by the Company by all necessary corporate action. The Crowdfunding Issuer has authorized, by all necessary corporate action, the issuance, sale, and delivery of the Convertible Notes to the Company. The Securities, when issued, sold, and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with the terms of this Agreement. Further, the Convertible Notes will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with the terms of the Convertible Notes.

(d)   *Authority for Agreement*. The execution and delivery by the Company and Crowdfunding Issuer of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the issuance, sale, and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary corporate actions of the Company and the Crowdfunding Issuer. Upon full execution hereof, this Agreement will constitute a valid and binding agreement of the Company and the Crowdfunding Issuer, enforceable against the Company and Crowdfunding Issuer in accordance with this Agreement's terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; and (iii) with respect to provisions hereunder relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   *No Filings*. No order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company and Crowdfunding Issuer in connection with the execution, delivery, and performance by the Company and Crowdfunding Issuer of this Agreement except (i) for such filings as may be required under Regulation Crowdfunding or the rules promulgated under the Securities Act, or under any applicable state securities laws; (ii) for such other filings and approvals as have been made or obtained; or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) *Financial Statements*. Complete copies of the Company's and Crowdfunding Issuer's financial statements consisting of (i) for the Crowdfunding Issuer, the statement of financial position of the Crowdfunding Issuer as of December 31, 2021 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception, and (ii) for the Company, the statement of financial position of the Company as of July 9, 2022 (such statements, collectively, the "***Financial Statements***") have been made available to the Subscriber and appear in the Form C and on the Intermediary's website. The Financial Statements are based on the books and records of the Company and Crowdfunding Issuer and fairly present the financial condition of the Company and Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Company and Crowdfunding Issuer for the periods indicated. Marpé Finance & Accounting, who has reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding.

(g) *Proceeds*. The Company shall use the proceeds of the issuance and sale of the Securities as set forth in the Offering Materials.

(h) *Litigation*. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge, or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (i) against the Company or Crowdfunding Issuer; or (ii) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company, or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. <u>Representations and Warranties of Subscriber</u>. By executing this Agreement, Subscriber (and, if Subscriber is purchasing the Securities in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants that the following representations and warranties are true and complete in all material respects as of the applicable Closing Date:

(a) *Requisite Power and Authority*. Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement, the Operating Agreement, and all other agreements required hereunder and to carry out all provisions of all such agreements. All actions of Subscriber necessary for the lawful execution and delivery of this Agreement and other agreements required hereunder have been or will be effectively taken prior to the applicable Closing Date. Upon the Subscriber's execution and delivery of such agreements, this Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with such agreements' terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights; and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   *Investment Representations*. Subscriber understands and acknowledges that the Securities have not been registered under the Securities Act. Subscriber also understands and acknowledges that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Agreement. Subscriber is a natural person.

(c)   *Manner of Holding*. Subscriber understands and acknowledges that by purchasing the Securities, Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer in the form of the Convertible Notes. The Company will maintain records of the Subscriber and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   *Illiquidity and Continued Economic Risk*. Subscriber understands and acknowledges that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber shall bear the economic risk of such investment in the Securities indefinitely, and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber understands and acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   *Resales*. Subscriber agrees that for one year following the date on which Subscriber acquires the Securities, Subscriber will not transfer the Securities except:

(i)   To the Company;

(ii)   To an "accredited investor," as defined the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber (only upon the Crowdfunding Issuer's written consent), to a trust created for the benefit of a member of the family of the Subscriber or equivalent (only upon the Crowdfunding Issuer's written consent), or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f)   *Investment Limits*. Subscriber represents that either:

(i)   (A) Subscriber's net worth or annual income is less than $124,000; and (B) the Purchase Price, together with all other amounts Subscriber invested in offerings under Regulation Crowdfunding within the previous 12 months, is either less than (x) 5% of the greater of its annual income or net worth, or (y) $2,500; or

(ii)   (A) Both Subscriber's net worth and annual income are more than $124,000; and (B) the Purchase Price, together with all other amounts Subscriber invested in offerings under Regulation Crowdfunding within the previous 12 months, is (x) less than 10% of the greater of Subscriber's annual income or net worth and (y) does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits will apply.

(g)   *Subscriber Information.* Within 5 days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(h)   *Crowdfunding Issuer Information.* Subscriber has read the Form C. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set forth in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management, and financial affairs with managers, officers, and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this Agreement. Subscriber acknowledges that, except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   *Valuation.* Subscriber understands and acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to the value of the Securities. Subscriber further acknowledges that future offerings of the Crowdfunding Issuer's securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   *Domicile.* Subscriber maintains Subscriber's domicile at the address set forth on the signature page. Subscriber is not a transient or temporary resident with respect to such address.

(k)   *Foreign Investors.* If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that Subscriber has satisfied himself or herself to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including: (i) the legal requirements within Subscriber's jurisdiction for the purchase of the Securities; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties, and covenants made by the Subscriber herein will survive the termination of this Agreement. The Subscriber shall indemnify and hold harmless the Company, the Crowdfunding Issuer, and the officers, directors and affiliates thereof (as applicable), and each other person, if any, who control the Company and Crowdfunding Issuer within the meaning of Section 15 of the Securities Act (the "**Indemnified Parties**"), against any and all loss, liability, claim, damage, and expense whatsoever (including, without limitation, any and all reasonable attorneys' fees and attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing, or defending against any false representation or warranty or breach of failure by Subscriber to comply with any covenant or agreement made by Subscriber herein or in any other document furnished by Subscriber to any of the Indemnified Parties in connection with this Agreement.

7.   Governing Law; Arbitration; Waiver of Jury Trial.

(a)   *Governing Law*. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware.

(b)   *Arbitration.* Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, will be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator will be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There will be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration will be Seattle, Washington. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(c)   *Waiver of Jury Trial.* THE PARTIES HEREBY IRREVOCABLY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE, AND ENFORCEMENT THEREOF. THE PARTIES ALSO WAIVE ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF THE APPLICABLE PARTY. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. SUCH WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER WILL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS, OR MODIFICATIONS TO THIS AGREEMENT.

8.   Notices. Notice, requests, demands and other communications relating to this Agreement

and the transactions contemplated herein will be in writing and will be deemed to have been duly given if and when given to the following addresses, as applicable, and if and when: (a) delivered personally, on the date of such delivery; (b) mailed by registered orcertified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, upon the posting of a record of such communication as "received" in the email system of the recipient Party.

If to the Company, to:

Email: jamesp@wavemotionlaunch.space
Wave Motion Launch Corporation CF SPV, LLC
c/o Wave Motion Launch Corporation
5129 Evergreen Way, Ste. D#513
Everett, WA 98203
Attention: James Penna

If to the Crowdfunding Issuer, to:

Email: jamesp@wavemotionlaunch.space

Wave Motion Launch Corporation
c/o Wave Motion Launch Corporation
5129 Evergreen Way, Ste. D#513
Everett, WA 98203
Attention: James Penna

If to Subscriber, to Subscriber's address as set forth on the signature page hereto or to such other address as may be specified by written notice from time to time by the Party entitled to receive such notice.

9.   <u>Miscellaneous</u>.

(a)   *No Assignment*. Subscriber may not transfer or assign all or any part of this Agreement.

(b)   *Successors and Assigns*. The representations, warranties, and agreements contained herein will be deemed to be made by and be binding upon Subscriber and Subscriber's heirs, executors, administrators and successors, and will inure to the benefit of the Company and the Company's successors and assigns.

(c)   *Waivers and Amendments*. None of the provisions of this Agreement may be waived, amended, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Parties.

(d)   *Severability*. In the event any provision of this Agreement is found to be void or unenforceable, the remaining provisions will be separable and binding with the same effect as if the void or unenforceable part were never the subject of this Agreement. The invalidity, illegality, or unenforceability of one or more provisions of this Agreement in any jurisdiction will not affect the validity, legality, or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality, or enforceability of this Agreement, including any such provision in any other jurisdiction, it being intended that all rights and obligations of the Parties will be enforceable to the fullest extent permitted by law.

(e)   *Merger*. This Agreement supersedes all prior discussions and agreements between the Parties with respect to the subject matter hereof and contains the sole and entire agreement between the Parties with respect to the subject matter hereof.

(f)   *Absence of Third-Party Beneficiary Rights*. The terms and provisions of this Agreement are intended solely for the benefit of each of the Parties and their respective successors and assigns, and it is not the intention of the Parties to confer, and no provision hereof shall confer, third-party beneficiary rights on any other person or entity.

(g)   *Headings*. The headings used in this Agreement are for convenience of reference only and do not define or limit the provisions hereof.

(h)   *Counterparts*. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(i)   *Transaction Affecting the Company's Membership Units*. If any recapitalization or other transaction affecting the membership units of the Company is effected, then any new, substituted or additional securities, or other property which is distributed with respect to the Securities will be immediately subject to this Agreement, to the same extent that the Securities, immediately prior thereto, will have been covered by this Agreement.

(j)   *Rights and Remedies*. No failure or delay by any Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided herein are cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase security interests of Wave Motion Launch Corporation CF SPV, LLC, representing the right as a member of Wave Motion Launch Corporation CF SPV, LLC to receive the benefits of Convertible Promissory Notes issued by Wave Motion Launch Corporation, by executing this signature page, hereby executes, adopts, and agrees to all terms, conditions, and representations of this Note Subscription Agreement.

      (a)   The aggregate purchase price for the Security Interests the undersigned hereby irrevocably subscribes for is:

$_____
(print purchase price)

      (b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

_____
(print name of owner)

_____
  Signature

_____
  Name (please print)

_____
Email Address

_____
  Address

_____
  Telephone Number

_____
Social Security Number/ITIN

This subscription is accepted on [DATE].

Wave Motion Launch CF SPV, LLC

By: Wave Motion Launch Corporation
        Managing Member

        By: _____
             Finn Van Donkelaar
             Chief Executive Officer